OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 1997
Estimated average burden hours per response.... 14.90

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D


Under the Securities Exchange Act of 1934


SMT Health Services, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

78458101
(CUSIP Number)


Jonathan M. Glaser
1999 Avenue of the Stars, Suite 1950
Los Angeles, CA  90067
(310) 201-2619
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 1996
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [  ].

Check the following box if a fee is being paid with the statement:
[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D


CUSIP No. 784585101

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

JMG Convertible Investments, L.P.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) [X]
(b) [  ]

3 SEC USE ONLY

4 SOURCE OF FUNDS*
WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7 SOLE VOTING POWER
-0- Shares of Common Stock

8 SHARED VOTING POWER
198,345 Shares of Common Stock (assuming the exercise of 188,900 warrants to purchase 198,345 Shares of Common Stock (each warrant gives the holder the right to purchase 1.05 Shares of Common Stock) which are currently exercisable (the "Warrants")).

9 SOLE DISPOSITIVE POWER
-0- Shares of Common Stock

10 SHARED DISPOSITIVE POWER
198,345 Shares of Common Stock (assuming the exercise of the Warrants)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
198,345 Shares of Common Stock (assuming the exercise of the Warrants)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES [  ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.42%

14 TYPE OF REPORTING PERSON*
PN


SCHEDULE 13D

CUSIP No. 784585101


1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

JMG Capital Management, Inc.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) [X]
(b) [  ]

3 SEC USE ONLY

4 SOURCE OF FUNDS*
AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7 SOLE VOTING POWER
-0- Shares of Common Stock

8 SHARED VOTING POWER
198,345 Shares of Common Stock (assuming the exercise of the Warrants)

9 SOLE DISPOSITIVE POWER
-0- Shares of Common Stock

10 SHARED DISPOSITIVE POWER
198,345 Shares of Common Stock (assuming the exercise of the Warrants)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
198,345 Shares of Common Stock (assuming the exercise of the Warrants)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES  [  ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.42%

14 TYPE OF REPORTING PERSON*
CO


SCHEDULE 13D

CUSIP No. 784585101

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Jonathan M. Glaser

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) [X]
(b) [  ]

3 SEC USE ONLY

4 SOURCE OF FUNDS*
AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7 SOLE VOTING POWER
-0- Shares of Common Stock

8 SHARED VOTING POWER
198,345 Shares of Common Stock (assuming the exercise of the Warrants)

9 SOLE DISPOSITIVE POWER
-0- Shares of Common Stock
`
10 SHARED DISPOSITIVE POWER
198,345 Shares of Common Stock (assuming the exercise of the Warrants)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
198,345 Shares of Common Stock (assuming the exercise of the Warrants)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES  [  ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.42%

14 TYPE OF REPORTING PERSON*
IN


Item 1. Security and Issuer

The equity securities to which this statement relates are Common Stock, par value $.01 per share (the "Common Stock"), and warrants to purchase the same, of SMT Health Services, Inc. ("SMT"), a Delaware corporation with its principal executive officers at 10521 Perry Highway, Wexford, PA 15090. At December 6, 1996, SMT had outstanding 3,460,661 shares of Common Stock, according to information provided to the Reporting Persons (as defined below) by SMT on December 6, 1996.

Item 2. Identity and Background

(a) This statement is filed by (I) JMG Convertible Investments, L.P., a California limited partnership ("JMG"), (II) JMG Capital Management, Inc., a California Corporation ("Management"), and
(III) Jonathan Glaser, an individual ("Glaser"), (collectively, the "reporting Persons"). JMG is a private investment partnership engaging in the purchase and sale of securities for investment for its own account. Management is the sole general partner of JMG. Glaser is the sole stockholder, officer and director of Management.

Glaser is in a position to determine the investment and voting decisions made by Management and, consequently, by JMG. Therefore, Glaser is the beneficial owner of the shares acquired by JMG, and the Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934 (the "Act") with respect to the shares acquired by JMG.

(b) The business address of each of JMG, Management, and Glaser is:

1999 Avenue of the Stars, Suite 1950
Los Angeles, California  90067

(c) The present principal occupation or employment of each of the Reporting Persons is as follows:

JMG              private investment partnership

Management       general partner of JMG

Glaser Chief Executive Officer, Chief Financial Officer, and Secretary of Management

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party in a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its or his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Glaser is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The aggregate purchase price (including commissions, if any) for the Warrants exercisable into shares of Common Stock reported on this Schedule 13D as held by the Reporting Persons was $342,381. The Warrants reported herein as beneficially owned by the Reporting Persons were purchased with working investment capital.

Item 4. Purpose of Transaction

The shares of Common Stock reported herein were acquired for investment purposes. Depending upon the Reporting Persons' continuing evaluation of SMT's business and other relevant information, the Reporting Persons may, from time to time, purchase additional shares of Common Stock or Warrants on the open market or in privately negotiated transactions or otherwise. The Reporting Persons have no present intention of selling any shares of Common Stock or Warrants but reserve the right to do so, in whole or in part, at any time, in open market transactions, privately negotiated transactions or otherwise. The Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) As of the date hereof, Partners is the direct, beneficial owner of the Warrants to purchase 198,345 Shares of Common Stock, which constitutes 5.42% of the outstanding shares of Common Stock (based upon the number of shares that were reported to be outstanding by SMT on December 6, 1996 and assuming the exercise of the Warrants).

JMG does not directly own any Common Stock but, by virtue of its position as the general partner of JMG, may be deemed to own beneficially the Warrants and the Shares of Common Stock held by Partners and issuable pursuant to the Warrants. Glaser does not directly own any Common Stock, but, by virtue of his control over the investment and voting decisions of (I) Management (and therefore, JMG), Glaser may be deemed to own beneficially Warrants the Shares of Common Stock held by JMG and issuable pursuant to the Warrants. Therefore, Glaser is the indirect beneficial owner of 198,345 Shares of Common Stock which constitutes 5.42% of the outstanding shares of the Common Stock (assuming the exercise of the Warrants).

(b) JMG, Management and Glaser may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock held by JMG.

(c) The following table sets forth the transactions effected by JMG during the past sixty days. Each of the transactions set forth below reflects a purchase affected by means of an over-the-counter trade. The Price Per Share excludes commissions, if any.

                                   Number of     Entity
                                   Warrants      Engaging
             Buy or  Price Per     Purchased     in
Trade Date   Sell    Warrant       or Sold       Transaction
---------------------------------------------------------------


11/11/96      B       $1.1875       10,000        JMG
11/14/96      B        1.3125        2,500        JMG
11/14/96      B        1.3385       13,000        JMG
11/14/96      B        1.3542        3,000        JMG
12/04/96      B        1.5847       37,000        JMG
12/05/96      B        1.7125        6,500        JMG
12/06/96      B        1.625         5,000        JMG
12/11/96      S        1.834           100        JMG
12/17/96      B        1.6875        1,000        JMG


(d) To the best of Reporting Person's knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of SMT which the Reporting Persons may be deemed to own beneficially.


(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

None


Item 7. Material to Be Filed as Exhibits

1. Joint Acquisition Statement.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 3, 1997

JMG Capital Management, Inc.

By: /s/ JONATHAN GLASER
    _____________________________
    Jonathan Glaser
    President


JMG Convertible Investments, L.P.

By: JMG Capital Management
    General Partner

By:  /s/ JONATHAN GLASER
     ----------------------
     Jonathan Glaser


/s/ JONATHAN GLASER
-----------------------
Jonathan Glaser



EXHIBIT INDEX


Exhibit No.                Description             Page
-----------                -----------             ----

1.                Joint Acquisition Statement       11